File Number: 58069-9

Web site: www.langmichener.com

Direct Line: (604) 691-7410
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E-Mail: mtaylor@lmls.com

September 15, 2008

VIA EDGAR
MAIL STOP 7010

The United States Securities and
Exchange Commission
100 F Street, N.E. Washington, D.C.
U.S.A. 20549

Attention:	Mr. H. Roger Schwall, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

AMG OIL LTD. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-4
Filed August 15, 2008
Response Letter Submitted September 4, 2008
SEC File No. 333-149574

We write on behalf of the Company in response to Staff’s letter of September 10, 2008 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced response letter submitted to the Commission on September 4, 2008. In response to the Comment Letter, we are submitting this letter together with the following:

  a red-lined draft of the revised U.S. tax opinion showing changes from the opinion submitted with our September 4, 2008 letter; and

  a red-lined draft of the revised Canadian tax opinion showing changes from the opinion submitted with our September 4, 2008 letter.

Our item-by-item responses to the comments made in the Comment Letter are provided below. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Exhibits

1.

For each of your opinions from tax counsel, please obtain and file a revised opinion in which counsel consents to the reproduction of the opinion as an exhibit and to the related prospectus discussion.

In response to Staff’s comment, each of the U.S. and Canadian tax opinion letters has been amended to expressly consent to the reproduction of the opinion as an exhibit to the registration statement and to the reference in the registration statement to the opinion letter.

Exhibit 8.1

2.

We note your response to our prior comment 2. We note also that the revised opinion states that the shareholders of AMG “should not incur liability for Canadian federal income tax” under the Tax Act in the course and as a consequence of the continuation. Because the opinion is subject to a degree of uncertainty, please obtain and file a revised legal opinion in which counsel describes the degree of uncertainty and explains why it cannot state that shareholders of AMG “will not” incur such tax liability.

In response to Staff’s comment, the Canadian tax opinion letter has been revised to add a paragraph discussing the uncertainty associated with the opinion and the degree of this uncertainty. As noted in the opinion letter, the uncertainty arises because the policies of the Canada Revenue Agency on which the opinion letter is based are not law and no advance tax ruling has been obtained. The opinion letter also confirms our view that the possibility that Canada Revenue Agency would not apply its policies in these circumstances is remote. As discussed with Ms. Donaldson, we note this language had previously been added to the Risk Factors section of the Form S-4 and accordingly we are not proposing any further amendments to the Form S-4 to address this issue

3.

We note also that the opinion “assumes the truth and accuracy of each fact, statement and assumption, and is subject to each restriction, set out in the Form S-4.” It appears that this limitation in the opinion is unduly broad. Counsel should set forth the relevant assumptions and restrictions in the opinion, and should ensure that such assumptions and restrictions are not unduly broad.

In response to Staff’s comment, the Canadian tax opinion letter has been revised to refer expressly to those sections of the Form S-4 which set forth the facts, statements and assumptions on which our opinion is based. We submit that this is appropriate as the opinion letter will be read in the context of the registration statement.

4.

We note also that the opinion references the registration statement filed on May 8, 2008. Please ensure that the revised opinion clearly references the last amendment to the registration statement before it goes effective. In the alternative, the opinion could make reference to the registration statement with respect to the relevant file number.

In response to Staff’s comment, each of the U.S. and Canadian tax opinion letters has been amended to expressly refer to the Amendment No. 3 to Form S-4 in which the tax opinion letters will be included and to include the SEC file number for the registration statement.

Please advise if you have any questions or comments regarding the proposed revised tax opinion letters.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/iag
Enclosures

cc: AMG Oil Ltd.
      Attention: Mr. Michael Hart, President